Filed Pursuant to Rule 433

Dated April 9, 2013

Registration Statement No. 333-179696

Supplementing Preliminary Prospectus Supplement Dated April 9, 2013 and

Prospectus dated February 24, 2012

FINAL TERM SHEET

NATIONAL RETAIL PROPERTIES, INC.

Issuer:	National Retail Properties, Inc.

Principal Amount:	$350,000,000

Security:	3.30% Notes due 2023

Expected Ratings (Moody’s/S&P/Fitch):	Baa2 (Positive) / BBB (Stable) / BBB+ (Stable)[1]

Trade Date:	April 9, 2013

Settlement Date:	April 15, 2013 (T+4)[2]

Maturity Date:	April 15, 2023

Interest Payment Dates:	April 15 and October 15 of each year, commencing October 15, 2013

Benchmark Treasury:	2.000% due February 15, 2023

Benchmark Treasury Price / Yield:	102-11+ / 1.738%

Spread to Benchmark Treasury:	+ 165 basis points

Yield to Maturity:	3.388%

Coupon (Interest Rate):	3.30% per annum

Price to Public:	99.259% of the principal amount, plus accrued interest, if any, from the date of original issuance

Redemption Provisions:	Make-whole call at any time prior to January 15, 2023 based on the applicable Treasury Constant Maturity rate plus 0.25%; if, however, the Notes are redeemed on or after January 15, 2023, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the redemption date

CUSIP / ISIN:	637417 AF3 / US637417AF33

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	RBC Capital Markets, LLC PNC Capital Markets LLC BB&T Capital Markets, a division of BB&T Securities, LLC

Co-Managers:	Capital One Southcoast, Inc. Raymond James & Associates, Inc.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
[2]	See below for information regarding T+4 settlement.

T+4 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days (such settlement being referred to as “T+3”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade these securities will be required, by virtue of the fact that these securities initially will settle on or about April 15, 2013, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of these securities in the near term should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Citigroup Global Markets Inc., toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, or Wells Fargo Securities, LLC, toll-free at 1-800-326-5897 or by email at cmclientsupport@wellsfargo.com.